May 2, 2005



Via US Mail and Facsimile

Mr. Paul W. Mobley
Chief Financial Officer
One Virginia Avenue, Suite 800
Indianapolis, Indiana 46204

Re:	Noble Romans, Inc.
	Form 10-K for the year ended December 31, 2004
	Commission file #: 000-11104

Dear Mr. Mobley:

We have reviewed your April 15, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2004

General

1. We note that your response letter dated April 15, 2005 includes an acknowledgement that you are responsible for the adequacy and accuracy of the disclosure it your filings. However, we also requested that you provide a statement acknowledging that:
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      Please include this acknowledgement in your next letter.





MD&A Critical Accounting Estimates

2. We note from your response to comment 3 that you consider the accounting for property and equipment and related impairments as a critical accounting estimate and will include disclosure of such in future filings. We also believe that you should consider deferred tax assets and accounts receivable as critical accounting estimates. Please supplementally tell us why you do not believe these are critical accounting estimates, or alternatively provide us with a draft of the disclosure that you will include in future filings with respect to these estimates. See SEC Release No. 33-8040 (FR-60) and
FRR Topic 501.14.

Financial Statements

Statements of Operations

3. We note from your response to comment 7 that you have included interest income in the total revenue line item in 2004. Please tell us if there was any interest income in 2002 and 2003 and to the extent the amount was material to operating income in those years or in any future year, the amount should be considered non-operating income and presented below the operating income line on the statement of operations in future filings. See Rule 5-03(b)(7) of Regulation S-X.

Statements of Stockholders` Equity

4. We note from your response to comment 11, that the 115,000 shares issued for the termination of a lease, bore a restrictive legend and it was determined that any value attributable to the shares was minimal. Please supplementally explain to us the nature of the restrictions and the periods to which those restrictions apply. Additionally, please tell us your basis for determining that the value was minimal and immaterial.
Notes to the Financial Statements

Note 1.  Summary of Significant Accounting Principles

5. We note from your response to comment 1 that product allowances are amounts received from manufacturers that sell your proprietary products. To the extent the amount of these product allowances is material to revenue, please include a discussion of these allowances and your accounting for their revenue in your notes to the financial statements in future filings.




6. We note from your response to comment 4 that you have a valuation allowance and an established policy for writing off uncollectible accounts. Please confirm that in future filings, you will include the amount of the allowance and your policies for establishing the allowance, determining past due or delinquency status, and writing off uncollectible accounts, in your notes to your financial statements.

Note 2.  Notes Payable

7. We note from your response to comment 13 that because the holders had a right to receive repayment of the note at their option in either cash or stock, there was no treatment of the conversion feature in your financial statements at the time of issuance. However, we are still unclear as to how the original conversion prices of the notes of
$1.375 per share, or the amended conversion prices for certain of the notes of $1.00 per share were determined. Please tell us in further detail how the conversion prices associated with these notes were determined. As part of your response, tell us the trading prices of the Company`s common shares at the time these conversion prices were determined. Please note that paragraph 3 of EITF 98-5 states that the issue applies to convertible securities with beneficial conversion features that must be settled in stock and to those that give the issuer a choice of settling the obligation in either stock or cash.
Please supplementally tell us how evaluated EITF 98-5 in your accounting for the participating income notes. We may have further comment upon receipt of your response.

Note 5.  Common Stock, page 23

8. We note from your response to comment 15 that as of December
31,
2004 you had outstanding warrants. Please confirm to us that in future filings you will present the detail included in your response in your notes to the financial statements.

Note 6.  Loss from Discontinued Operations

9. We note from your response to comment 16 that the amounts charged to loss from discontinued operations have primarily been the result of legal expenses, settlements relating to terminates leases and disputed claims, and the write down of assets. In future filings, please disclose the nature and amount of such adjustments.

10. We note from your response to comment 17 that you recognized the deferred tax asset as it was determined in 2003 and 2004 that it was more likely than not that the deferred tax asset would be utilized.
We also note that you have allocated this tax benefit to discontinued operations because the deferred tax asset was created as a result of the loss from the discontinued segment. Please supplementally tell us how you applied paragraph 37 of SFAS 109 in your accounting for the tax asset and why you did not allocate the entire tax benefit to continuing operations.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,


								Linda Cvrkel
								Branch Chief
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Noble Roman's Inc.
May 2, 2005
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